UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )*

Harmonic Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title and Class of Securities)
413160102
(CUSIP Number)
Samantha Nasello
Scopia Capital Management LP
152 West 57th St., 33rd Floor
New York, NY 10019
(212) 370-0303
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 26, 2021
(Date of Event Which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Schedule 13D

CUSIP No. 413160102

(1)	Name of Reporting Persons: Scopia Capital Management LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,692,935
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,692,935
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,692,935
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 9.6%*
(14)	Type of Reporting Person (See Instructions): PN, IA

*
Based on 100,847,272 shares of Common Stock of Harmonic Inc. (the “Issuer”) outstanding as of February 24, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 2, 2021.

Schedule 13D

CUSIP No. 413160102

(1)	Name of Reporting Persons: Scopia Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,692,935
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,692,935
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,692,935
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 9.6%*
(14)	Type of Reporting Person (See Instructions): CO, HC

*	Based on 100,847,272 shares of Common Stock of the Issuer outstanding as of February 24, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on March 2, 2021.

Schedule 13D

CUSIP No. 413160102

(1)	Name of Reporting Persons: Matthew Sirovich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,692,935
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,692,935
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,692,935
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 9.6%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 100,847,272 shares of Common Stock of the Issuer outstanding as of February 24, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on March 2, 2021.

Schedule 13D

CUSIP No. 413160102

(1)	Name of Reporting Persons: Jeremy Mindich
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ◻
(6)	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 9,692,935
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 9,692,935
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,692,935
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ◻
(13)	Percent of Class Represented by Amount in Row (11): 9.6%*
(14)	Type of Reporting Person (See Instructions): HC, IN

*	Based on 100,847,272 shares of Common Stock of the Issuer outstanding as of February 24, 2021, as reported in the Issuer’s Form 10-K filed with the SEC on March 2, 2021.

Schedule 13D

ITEM 1.	SECURITY AND ISSUER
The class of equity security to which this statement on Schedule 13D relates is the Common Stock, par value $0.001 per share (the “Common Stock”) of Harmonic Inc. (the “Issuer”), a Delaware corporation. The address of the principal executive offices of the Issuer is 2590 Orchard Parkway, San Jose, CA 95131.
Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	The persons filing this Schedule 13D (collectively, the “Reporting Persons”) are:

1.	Scopia Capital Management LP (“Scopia Capital”)

2.	Scopia Management, Inc. (“Scopia Management”)

3.	Matthew Sirovich

4.	Jeremy Mindich
(b) The business address or address of its principal office, as applicable, of the Reporting Persons is:
152 West 57th St., 33rd Floor
New York, NY 10019
(c) Each of the Reporting Persons is engaged in the business of investing.  Scopia Capital’s principal business is serving as investment manager to certain private investment funds and certain managed accounts (collectively, the “Investment Vehicles”). Scopia Management’s principal business is serving as the general partner of Scopia Capital. The principal business of each of Messrs. Sirovich and Mindich is serving as a Managing Director of Scopia Management.
(d) and (e) During the past five years, none of the Reporting Persons nor any of the Investment Vehicles has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship with respect to a natural person or state of organization with respect to an entity, as applicable, of the Reporting Persons is as follows:

1.	Scopia Capital – Delaware

2.	Scopia Management – New York

3.	Matthew Sirovich – United States

4.	Jeremy Mindich – United States

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The aggregate purchase price of the shares of Common Stock directly held by the Investment Vehicles reported herein was $55,425,277. The shares of Common Stock directly held by the Investment Vehicles were purchased with the working capital of the Investment Vehicles (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). All shares of Common Stock reported herein were purchased in open market transactions through a broker.

ITEM 4.	PURPOSE OF TRANSACTION
The shares of Common Stock directly held by the Investment Vehicles and beneficially owned by the Reporting Persons reported herein were acquired for investment purposes in the belief that the shares of Common Stock are undervalued and represent an attractive investment opportunity.
The Reporting Persons and their representatives have engaged in, and expect to continue to engage in, discussions with members of management and the board of directors of the Issuer (the "Board"), and may engage in discussions with other current or prospective shareholders, industry analysts, investment and financing professionals, sources of credit and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, management, capital structure and allocation, corporate governance, Board composition and strategic alternatives and direction, and may take other steps seeking to bring about changes to increase shareholder value as well as pursue other plans or proposals that relate to or could result in any of the matters set forth in subsections (a) though (j) of Item 4 of Schedule 13D.
The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and Board, price levels of the Issuer’s securities, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.
Except as set forth herein, the Reporting Persons do not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER
(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Such information is based on 100,847,272 shares of Common Stock of the Issuer outstanding as of February 24, 2021, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 2, 2021.
The Investment Vehicles have delegated to Scopia Capital sole voting and investment power over the securities held by the Investment Vehicles pursuant to their respective Investment Management Agreements with Scopia Capital. As a result, each of Scopia Capital, Scopia Management, as the general partner of Scopia Capital, and Messrs. Sirovich and Mindich, as Managing Directors of Scopia Management, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Investment Vehicles. The Investment Vehicles specifically disclaim beneficial ownership of the securities of the Issuer directly held by them by virtue of their inability to vote or dispose of such securities as a result of their respective Investment Management Agreements with Scopia Capital.
(c) Transactions by the Reporting Persons (on behalf of the Investment Vehicles) effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.
(d) The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated by reference herein. All securities reported in this Schedule 13D are directly held by the Investment Vehicles, all of which are investment management clients of Scopia Capital. None of the Investment Vehicles individually directly holds more than 5% of the Issuer’s outstanding shares of Common Stock. The limited partners of (or investors in) each of the Investment Vehicles have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of their respective Investment Vehicles in accordance with their respective limited partnership interests (or investment percentages) in their respective Investment Vehicles.
(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated as of March 8, 2021

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc., its general partner

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

By:	/s/ Matthew Sirovich

By:	/s/ Jeremy Mindich

SCHEDULE A
TRANSACTIONS
The following table sets forth all transactions by the Reporting Persons (on behalf of the Investment Vehicles) with respect to shares of Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on March 8, 2021. Except as otherwise noted below, all such transactions were purchases or sales of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Scopia Capital Management LP
Nature of Transaction	Shares of Common Stock Purchased/(Sold)	Price Per Share ($)	Date of Purchase/Sale
Sell	(52,795)	$ 7.3922	12/28/2020
Buy	54,635	$ 7.3739	12/28/2020
Buy	12,300	$ 7.3950	12/28/2020
Sell	(29,722)	$ 7.3886	12/28/2020
Sell	(35,373)	$ 7.2697	12/29/2020
Buy	67,806	$ 7.2825	12/29/2020
Sell	(35,909)	$ 7.2977	12/30/2020
Buy	68,833	$ 7.3080	12/30/2020
Sell	(35,909)	$ 7.3914	12/31/2020
Sell	(132,000)	$ 7.3900	12/31/2020
Buy	132,000	$ 7.3900	12/31/2020
Buy	68,834	$ 7.3983	12/31/2020
Sell	(60,000)	$ 7.6615	2/4/2021
Buy	60,000	$ 7.6665	2/4/2021
Sell	(60,000)	$ 7.6543	2/5/2021
Buy	60,000	$ 7.6614	2/5/2021
Sell	(50,000)	$ 7.7311	2/8/2021
Buy	50,000	$ 7.7404	2/8/2021

Exhibit 99.1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the shares of Common Stock, par value $0.001 per share, of Harmonic Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.
This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.
EXECUTED as of this 8th day of March, 2021.

SCOPIA CAPITAL MANAGEMENT LP

By:	Scopia Management, Inc., its general partner

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

SCOPIA MANAGEMENT, INC.

By:	/s/ Matthew Sirovich
Name:	Matthew Sirovich
Title:	Managing Director

By:	/s/ Matthew Sirovich

By:	/s/ Jeremy Mindich